

January 6, 2011

M. John Parisella
Québec Government House
One Rockefeller Plaza – 26th Floor
New York, NY 10020-2102

     Re: Québec
             Registration Statement under Schedule B
             File No. 333-171105
             Filed December 10, 2010

             Form 18-K for Fiscal Year Ended March 31, 2010, as amended
             File No. 2-86339
             Filed June 9, 2010, as amended

Dear Mr. Parisella:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule B

Where You Can Find More Information, page 2

1. Please include the file numbers of the documents incorporated by reference.

Debt Records, page 12

2. Please state clearly, without any qualifications, whether Québec has, within a period of twenty years before the filing of the registration statement, defaulted on the principal or interest of any external security. Refer to paragraph 4 of Schedule B of the Securities Act of 1933.

Annual Report on Form 18-K
Exhibit 99.1

General

3. Please update all statistics and the disclosure regarding pending litigation to provide the most recent data available.

Québec, page 6

4. Please include demographic information, such as age distribution and population growth rate for a five-year period.

Exports and Imports, page 13

5. Please provide the geographic distribution for the most significant export and import markets.

6. In tables 5 and 6, please indicate briefly the types of goods included in "other goods."

Public Sector Debt, page 37

7. Please provide the debt disclosure, including the supplementary data, as of the most recent practicable date.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

Ellie Bavaria
Special Counsel

cc: Robert E. Buckholz, Jr. (via facsimile)
        Sullivan & Cromwell LLP
        (212) 558-3588